UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
 Under the Securities Exchange Act of 1934

Alliance HealthCare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

08606103

(CUSIP Number)

Qisen Huang
 Chairman
Tahoe Investment Group Co., Ltd.
No. 43 Hudong Road
Olympic Building
Fuzhou City, Fujian Province, China 350003
Fax: (86)-591-8760-1956

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Tahoe Investment Group Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,537,945
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,537,945
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,945
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%[1]
14.	Type of Reporting Person (See Instructions) HC

1.	Percentage calculated based on 10,838,654 shares of common stock issued and outstanding as of March 31, 2017, as provided by the Issuer.

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): THAIHOT Investment (Hong Kong) Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,537,945
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,537,945
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,945
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%[1]
14.	Type of Reporting Person (See Instructions) HC

1.	Percentage calculated based on 10,838,654 shares of common stock issued and outstanding as of March 31, 2017, as provided by the Issuer.

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): THAIHOT Investment Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,537,945
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,537,945
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,945
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%[1]
14.	Type of Reporting Person (See Instructions) HC

1.	Percentage calculated based on 10,838,654 shares of common stock issued and outstanding as of March 31, 2017, as provided by the Issuer.

CUSIP No.	08606103

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Qisen Huang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,537,945
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,537,945
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,537,945
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%[1]
14.	Type of Reporting Person (See Instructions) IN

1.	Percentage calculated based on 10,838,654 shares of common stock issued and outstanding as of March 31, 2017, as provided by the Issuer.

Introductory Note

This amendment No. 2 (this “Amendment No. 2”) relates to the common stock, par value $0.01 each (the “Common Stock”), issued by Alliance HealthCare Services, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 2 is being filed jointly by (i) Tahoe Investment Group Co., Ltd., (formally known as Fujian Thai Hot Investment Co., Ltd., “Tahoe”), (ii) THAIHOT Investment (Hong Kong) Company Limited (“THAIHOT HK”), (iii) THAIHOT INVESTMENT COMPANY LIMITED (“THAIHOT Cayman”) and (iii) Mr. Qisen Huang (“Mr. Huang”, together with Tahoe, THAIHOT HK and THAIHOT Cayman, the “Reporting Persons”) pursuant to their Joint Filing Agreement attached as Exhibit 8 to this Amendment No. 2.

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed on April 8, 2016, as amended by the Amendment No. 1 filed on December 13, 2016 (the “Schedule 13D”) on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”).  Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

(a)-(c) THAIHOT HK is engaging in the business of investment holding and is a wholly owned subsidiary of Tahoe and the sole shareholder of THAIHOT Cayman. The address of the principal business and principal office of c/o Tahoe Investment Group Co., Ltd., No. 43 Hudong Road, Olympic Building, Fuzhou City, Fujian Province, China 350003. Its sole director is Mr. Huang.
(d)-(e) During the last five years, THAIHOT HK (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) THAIHOT HK is a company organized under the laws of Hong Kong.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of April 10, 2017 (the “Merger Agreement”) by and among the Issuer, Tahoe, THAIHOT Cayman, THAIHOT Investment Company US Limited, a Delaware corporation and indirect wholly-owned subsidiary of Tahoe (“Parent”) and Alliance Healthcare Services Merger Sub Limited, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”, together with Tahoe, THAIHOT Cayman and Parent, the “Purchaser Parties”), Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.  The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 9 and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$13.25 in cash per share, approximately US$75 million will be required for (i) purchasing all of the outstanding Common Stock of the Issuer that is not beneficially owned by the Purchaser Parties and (ii) paying for outstanding stock options and restricted share units of the Issuer.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be provided by equity financing in the form of rollover equity in the Issuer and cash contributions from Tahoe.

Concurrently with the execution of the Merger Agreement, Tahoe, Mr. Huang, THAIHOT Cayman, Parent and the Issuer entered into a Rollover and Support Agreement (the “Support Agreement”). Per the terms and conditions set forth in the Support Agreement, (i) Tahoe, Mr. Huang and THAIHOT Cayman have agreed to vote, or cause to be voted, all shares of Common Stock beneficially owned by them for the adoption of the Merger Agreement and (ii) THAIHOT Cayman has agreed to contribute 5,537,945 shares of Common Stock of the Issuer owned by THAIHOT Cayman (the “Rollover Shares”) to Parent in exchange for newly issued shares of Parent and receive no consideration for the cancellation of the Rollover Shares in accordance with the Merger Agreement. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 10 and is incorporated herein by reference in their entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 3 of this Amendment No. 2 is incorporated herein by reference.

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares owned by the Issuer as treasury stock, shares beneficially owned by the Purchaser Parties, and shares owned by holders of Common Stock who shall neither have voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected, and not effectively withdrawn or lost, their statutory appraisal rights under Delaware law (such shares of Common Stock “dissenting shares”), will be converted into the right to receive US$13.25 in cash per share, without interest and subject to any withholding taxes.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by the affirmative vote of the holders of the majority of the aggregate voting power of the issued and outstanding shares of Common Stock. In addition, the consummation of the Merger is subject to a non-waivable condition that the holders of a majority of outstanding shares of Common Stock not beneficially owned by any member of the Purchaser Parties or any of their affiliates or any officer of the Issuer as determined in accordance with Rule 16a-1(f) promulgated under the Exchange Act shall have voted in favor of the adoption of the Merger Agreement. The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding shares of Common Stock not owned by the Purchaser Parties. If the Merger is consummated, the Issuer will become a privately held company and the Issuer’s Common Stock would no longer be listed on NASDAQ. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Other than described in Item 3 and Item 4 above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The descriptions of the Merger Agreement and the Support Agreement under Item 3 and Item 4 are incorporated herein by reference. The summary of certain provisions of such agreements in this Amendment No. 2 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

To the best of the knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 8	Joint Filing Agreement, dated as of April 11, 2017, by and among Tahoe, THAIHOT HK, THAIHOT Cayman and Mr. Huang
Exhibit 9
Agreement and Plan of Merger, dated as of April 10, 2017, by and among the Issuer, Tahoe, THAIHOT Cayman, Parent and Merger Sub, incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 11, 2017

Exhibit 10
Rollover and Support Agreement, dated as of April 10, 2017, by and among the Issuer, Tahoe, THAIHOT Cayman, Mr. Huang and Parent, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 11, 2017

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2017

Tahoe Investment Group Co., Ltd.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Chairman

THAIHOT Investment (Hong Kong) Company Limited

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

THAIHOT Investment Company Limited

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

Qisen Huang

By:	/s/ Qisen Huang